EXHIBIT 99.1

For Immediate Release	Date: May 30, 2019
19-19-TR

Teck Announces Share Buyback Increase to $1 Billion and Redemption of
US$600 Million Principal Amount of Notes

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it will apply an additional $600 million of cash on hand to repurchase Class B subordinate voting shares under Teck’s previously announced normal course issuer bid program, bringing the total share buyback announced since November 2018 to $1 billion. The $400 million of share repurchases previously announced in November 2018 are now complete.

Teck has also issued a notice of redemption to redeem, on June 29, 2019, all of the US$600 million principal amount of its outstanding 8.5% notes due in June 2024. Following this redemption Teck will have no significant note maturities due until 2035, and notes outstanding will have been reduced from US$7.2 billion to US$3.2 billion. Earlier this year Teck regained its investment grade credit rating from all four rating agencies. Teck expects to realize a net pre-tax interest expense reduction of approximately US$36 million annually, and to record a net after-tax accounting charge of approximately US$106 million in connection with the redemption, of which US$68 million is non-cash.

On completion of the additional buyback and redemption announced today, Teck will have returned approximately $1.8 billion to shareholders through buybacks and dividends since it changed its distribution policy in November 2017.

Separately, Teck announced today the signing of the US$2.5 billion limited recourse project finance facility to fund the development of the Quebrada Blanca Phase 2 (“QB2”) project.

“With the highly competitive QB2 project finance facility in place and the recent closing of the QB2 partnering transaction, we are building considerable value for shareholders through the development of this world class copper project,” said Teck CEO Don Lindsay. “QB2 will benefit from the ongoing decarbonization and electrification of the global economy.”

“The additional share buyback announced today demonstrates our continued confidence in the business and reflects our balanced approach to capital allocation,” added Lindsay.  “Our strategy is straightforward. We are focused on running our high quality zinc and steelmaking coal operations as efficiently and sustainably as possible, deploying the cash generated from these assets to grow our copper business, and returning excess capital to shareholders.”

Consistent with this strategy of prudent capital allocation and focus on returning cash to shareholders, Teck also announced today that it will not proceed with the MacKenzie Redcap extension at the Cardinal River steelmaking coal operation. The operation is expected to close in the second half of 2020. As a result of the closure, we expect to record an after-tax, non-cash impairment charge of approximately $40 million in the second quarter of 2019.

Teck’s normal course issuer bid program authorizes Teck to purchase up to 40 million Class B subordinate voting shares through the period ending October 9, 2019, of which approximately 13.6 million shares have been purchased to date. Teck intends to purchase shares opportunistically over this period, and will determine the timing and amount of any purchases, subject to the requirements of the issuer bid program.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the size of the accounting charge related to the redemption, as well as statements regarding the intention to repurchase shares and amount of repurchases, Teck’s strategy, and proposed deployment of cash and commitment of returning capital to shareholders, timing of the closure of the Cardinal River operation and expected amount of the impairment charge. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, changes in the value of the prepayment option embedded in the 2024 notes as at the redemption date, changes in general market conditions or an unanticipated reduction of cash on hand, unanticipated permitting, construction or other issues affecting project development, changes in cash requirements in connection with Teck’s business, changes in capital allocation policies or priorities, differences in the commodity price and mine plan assumptions used to finally determine the Cardinal River impairment charge from the current assumptions, or deterioration in general market conditions .

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com